Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports first quarter 2017 results, announces updated 2017 financial targets

  Net earnings of $725 million with net earnings attributable to common shareholders of $679 million, or $0.78 per common share; adjusted net earnings of $758 million delivered 2.4% increase in adjusted EPS of $0.87
  Cash flow from operating activities of $1,313 million; free cash flow up 17.0%
  Service revenue growth of 2.9% and disciplined subscriber acquisition delivered 2.4% increase in BCE adjusted EBITDA and higher margin of 41.1% despite regulatory financial impacts in the quarter
  73,000 broadband subscriber net additions in postpaid wireless, IPTV and Internet
  Strong wireless results: 35,782 postpaid net additions, up 38.7%; 8.0% increase in service revenue on 4.2% higher ARPU; adjusted EBITDA growth of 7.5%
  Wireline adjusted EBITDA growth of 0.4%, positive for an 11th consecutive quarter; industry-leading margin increased to 42.3% on 0.5% lower operating costs
  Rollout of Bell fibre to 1.1 million Montréal homes and businesses announced; by the end of 2017, more than 3.6 million locations in 7 provinces expected to have direct fibre connections
  Acquisition of Manitoba Telecom Services successfully completed March 17; BCE updates 2017 financial targets, Bell MTS integration under way

MONTRÉAL, April 26, 2017 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the first quarter (Q1) of 2017 and provided updated financial guidance targets for 2017 to reflect the acquisition of Manitoba Telecom Services Inc. (MTS).

FINANCIAL HIGHLIGHTS
($ millions except per share amounts) (unaudited)	Q1 2017	Q1 2016	% change
BCE
Operating revenues	5,384	5,270	2.2%
Net earnings	725	758	(4.4%)
Net earnings attributable to common shareholders	679	707	(4.0%)
Adjusted net earnings(1)	758	734	3.3%
Adjusted EBITDA(2)	2,214	2,163	2.4%
EPS	0.78	0.82	(4.9%)
Adjusted EPS(1)	0.87	0.85	2.4%
Cash flows from operating activities	1,313	1,290	1.8%
Free cash flow(3)	489	418	17.0%

“Bell’s broadband strategy continued to gain momentum in a marketplace marked by intense competition, regulatory impacts, and a clear opportunity for Bell’s superior network, service and media innovations to stand out. With efficient operation and marketplace discipline, the Bell team’s focus on bringing the highest-quality communications to Canadians resulted in service revenue, adjusted EBITDA, and free cash flow growth and a gain of 73,000 new broadband IPTV, Internet and postpaid wireless customers in Q1,” said George Cope, President and CEO

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of BCE and Bell Canada. “Reflecting our mobile network leadership, Bell wireless posted very strong increases in postpaid net subscribers, revenue and adjusted EBITDA. In wireline, ongoing usage growth and competitive discipline in subscriber acquisition for our superior Fibe TV and Internet services delivered residential service revenue growth and our 11th straight quarter of wireline adjusted EBITDA growth. Bell Media’s leadership across multimedia segments and ongoing innovation in next-generation platforms like CraveTV resulted in revenue growth despite the impact of unfortunate regulatory decisions and a soft ad market.”

“We welcomed Manitoba Telecom Services to Bell in Q1 and launched the new Bell MTS, combining the local talent and expertise of the MTS team with Bell’s national scale to expand broadband wireless, TV and Internet services throughout Manitoba,” said Mr. Cope. “As we announce our Q1 2017 results, BCE is proud to hold our annual general meeting of shareholders here today in Ottawa at the National Gallery, celebrating 150 years of Confederation and Bell’s own 137th anniversary in 3 days. Bell has been a partner in Canada’s growth and prosperity since 1880, and our team will continue to lead investment in the world-class network infrastructure, service and media innovations that will keep Canada at the forefront of broadband communications worldwide.”

Bell is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This broadband leadership strategy has delivered world-class fibre and wireless LTE networks; continued strong performance across wireless, TV, Internet and media growth services; 46 consecutive quarters of uninterrupted year-over-year adjusted EBITDA growth; and 13 increases to the BCE common share dividend since the end of 2008 – a total increase of 97%.

CORPORATE DEVELOPMENTS

For full details of BCE’s corporate developments in the quarter, please refer to the BCE Q1 2017 Shareholder Report at BCE.ca.

Acquisition of MTS completed

BCE launched Bell MTS in Manitoba following the completion of its acquisition of MTS on March 17. Uniting the local and national strengths of MTS and Bell, the new Bell MTS will bring unprecedented expansion in broadband communications to Manitoba cities, traffic corridors, rural communities and remote locations with Bell’s 5-year, $1 billion capital investment plan for the province.

City of Montréal fibre infrastructure buildout

Bell plans to invest a further $854 million to bring direct fibre links and the fastest Internet speeds available to 1.1 million residences and business locations throughout the City of Montréal. By the end of the year, Bell’s direct fibre connections will reach approximately 40% of homes and businesses throughout the province of Québec, and more than 3.6 million total locations across 7 provinces.

Bell Mobility LTE network first in North America to be Quad Band capable

Bell Mobility announced on April 20 that its award-winning LTE network is the first in North America capable of delivering Quad Band LTE Advanced (LTE-A) speeds; with 256 QAM (quadrature amplitude modulation) enhancements, the network can now deliver mobile data speeds up to 750 Mbps, with expected average speeds of 22 to 174 Mbps. Bell also announced the new Samsung Galaxy S8 and S8+ smartphones will be the first devices able to take advantage of these network speeds with a software update available in coming months.

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Common share dividend increase

BCE announced a 5.1% increase in the annual common share dividend, from $2.73 per share to $2.87 per share, effective with BCE’s 2017 first quarter dividend paid on April 15, 2017. It’s BCE’s 13th such increase since the end of 2008, representing overall growth of 97% in the BCE annual common share dividend.

$1.5 billion public debt offering

On February 27, Bell Canada completed a public offering of $1.5 billion of medium term notes (MTN) debentures in 2 series: the $1 billion 2.7% Series M-44 maturing on February 27, 2024, and the $500 million 4.45% Series M-45 maturing on February 27, 2047. The net proceeds were used to partially fund BCE’s acquisition of MTS and repay short-term debt.

Karen Sheriff nominated to the BCE Board

On March 8, BCE announced the nomination of Karen Sheriff to the Board of Directors. One of Canada’s most successful communications executives, Ms. Sheriff was most recently CEO of Q9 Networks and earlier CEO of Bell Aliant. Ronald Brenneman retires from the Board at BCE’s annual general shareholder meeting today after more than 13 years of distinguished service, including as Chair of the Management Resources and Compensation Committee and a member of the Pension Fund Committee.

BCE RESULTS

“Our Q1 financial results demonstrated a very good start to 2017, reflecting our team’s consistent execution in an intensely competitive marketplace and focused commitment to deliver profitable subscriber growth, control costs and invest significantly in advanced wireless and wireline broadband fibre networks to well position Bell for future growth,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell Canada. “Our successful closing of the MTS acquisition supports the increased 2017 financial guidance targets we announced today. With its immediate free cash flow accretion, upsized operational synergies of $100 million and substantial tax savings, Bell MTS fully supports our broadband leadership strategy and our dividend growth objective.”

BCE operating revenue was up 2.2% in Q1 to $5,384 million, reflecting service revenue growth for all 3 Bell operating segments. Product revenue declined 8.0% to $333 million, reflecting intensely competitive mobile handset promotional discounting and lower wireline product sales to business customers.

Net earnings decreased 4.4% to $725 million in Q1 while net earnings attributable to common shareholders totalled $679 million, or $0.78 per share, down 4.0% and 4.9% respectively, due to higher severance, acquisition and other costs and an increased average number of BCE common shares outstanding, both due to the acquisition of MTS. Excluding severance, acquisition and other costs, net losses or gains on investments, impairment charges and early debt redemption costs, adjusted net earnings increased 3.3% to $758 million, or $0.87 per common share.

BCE’s adjusted EBITDA grew 2.4% to $2,214 million in Q1, driven by increases of 7.5% at Bell Wireless and 0.4% at Bell Wireline, which reflected a nominal financial contribution from the acquisition of MTS completed on March 17. This was partly offset by a 7.6% decline in adjusted EBITDA at Bell Media due primarily to the loss of simultaneous substitution rights for Super Bowl LI.

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BCE’s consolidated adjusted EBITDA margin(2) increased modestly to 41.1% in Q1 from 41.0% last year as the flow-through of strong wireless service revenue growth and wireline operating cost savings more than offset greater wireless postpaid subscriber acquisition and retention spending, richer wireline customer acquisition and retention discounts offered to match aggressive competitor bundle promotions, higher media content costs, and the margin impact from the ongoing decline in traditional voice services.

Consolidated adjusted EBITDA and margin performance in Q1 was also unfavourably impacted by CRTC decisions related to wholesale Internet tariffs, customer cancellation refunds and Super Bowl simultaneous substitution, all of which collectively totalled approximately $35 million.

BCE continued its strategic investment in advanced broadband wireline and wireless infrastructure with capital expenditures of $852 million in Q1, the same total as in Q1 2016. This represented a capital intensity(4) ratio (capital expenditures as a percentage of total revenue) improvement to 15.8% this quarter from 16.2% in Q1 2016. Capital investment focused on expanding broadband fibre directly to more homes and businesses, including the build-out of Gigabit Fibe infrastructure in Toronto and other urban locations; continued investment in Bell’s leading LTE and LTE Advanced (LTE-A) networks, including the deployment of small-cell technology to optimize coverage, signal quality and data capacity; and wireless and Internet network capacity to support subscriber growth and accelerating data usage.

BCE cash flows from operating activities were $1,313 million, up 1.8% from $1,290 million in Q1 2016, the result of higher adjusted EBITDA, lower severance and other costs paid, and a positive change in working capital. This was partly offset by higher acquisition and other costs paid related mainly to the MTS acquisition and higher income taxes. BCE free cash flow generated this quarter was $489 million, 17.0% higher than last year, driven by increased cash flows from operating activities excluding acquisition and other costs paid.

In Q1 2017, BCE gained 35,782 net new wireless postpaid customers, and reported a net loss of 35,110 prepaid subscribers; 22,402 net new Fibe TV customers, and a net loss of 38,065 satellite TV customers; and 14,989 net new high-speed Internet customers. NAS line net losses totalled 103,274. As a result of the MTS acquisition, Bell’s wireless subscriber base increased by 476,932 (including 418,427 postpaid customers), while high-speed internet, TV and NAS subscribers increased by 229,470, 108,107 (including 104,661 IPTV customers) and 419,816 respectively.

Total BCE customer connections across all services, including MTS, totalled 22,075,373 at the end of Q1, up 5.3% from the year before. The total includes 8,946,476 wireless customers, up 8.6% over last year (including 8,144,936 postpaid customers, an increase of 10.0%); total high-speed Internet subscribers of 3,717,270, up 9.0%; total TV subscribers of 2,837,353, up 3.2% (including 1,465,007 Fibe TV customers, an increase of 19.1%); and total NAS lines of 6,574,274, an increase of 0.1%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Wireless revenue growth further accelerated in Q1, increasing 7.1% over Q1 2016 to $1,814 million. Service revenue increased 8.0% to $1,715 million, driven by an expanding postpaid subscriber base, strong growth in blended average revenue per user (ARPU)(4) and a favourable contribution from MTS. Despite a higher number of subscriber gross additions and customer

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device upgrades year over year, product revenue decreased 5.7% to $99 million due to competitive promotional smartphone pricing.

Wireless adjusted EBITDA grew 7.5% to $818 million, from $761 million in Q1 2016, on the flow-through of strong service revenue growth and price discipline, yielding a service revenue margin of 47.7%. This was achieved even with a $35 million increase in total combined retention spending and subscriber acquisition costs, which increased operating costs 6.9% over Q1 last year.

  Postpaid gross additions totalled 296,616, up 7.7% over Q1 2016, driving 38.7% higher postpaid net additions of 35,782. This strong performance reflects Bell’s mobile network leadership, leading line-up of high-demand smartphones and other mobile devices, and effective sales execution across all retail channels.
  Postpaid customer churn(4) increased 0.02 percentage points in Q1 to 1.17% due to the remaining deactivation of low-ARPU customers from the loss of a corporate contract in 2016.
  At the end of Q1 2017, Bell Wireless postpaid customers totalled 8,144,936, a 10.0% increase over last year. Total wireless customers grew 8.6% to 8,946,476. This included 476,932 subscribers acquired from MTS (418,427 on postpaid service). Subsequent to the end of the quarter on April 1, approximately one-quarter of the acquired MTS postpaid subscribers were sold to Telus.
  Blended ARPU grew 4.2% to $65.66 from a more favourable postpaid subscriber mix, increased LTE data usage, reflected in a greater number of subscribers on plans with larger data thresholds, and the flow-through of 2016 industry pricing initiatives to reflect the weaker Canadian dollar and its impact on handset costs.
  Bell’s mobile LTE network provided coverage to almost 98% of Canadians at the end of Q1, including 74% of the population covered by LTE Advanced service. The percentage of postpaid subscribers with LTE devices reached 83% in Q1, up from 73% at the same last year.

Bell Wireline

Wireline service revenue increased 0.7% to $2,743 million, reflecting positive residential services revenue growth from broadband Internet and IPTV customer gains and higher household ARPU, improved business performance supported by the acquisition of data centre operator Q9, and the incremental financial contribution starting March 17 from the MTS acquisition.

Lower product revenue, together with the financial impact from downward revisions to wholesale Internet tariffs and refunds for cancelled services as mandated by the CRTC, contributed to a 0.1% decrease in Q1 Bell Wireline operating revenue to $2,980 million.

Wireline adjusted EBITDA increased 0.4% to $1,262 million in Q1, even with approximately $19 million in unfavourable regulatory-related financial impacts in the quarter. Operating costs improved 0.5% to $1,718 million, driving a 0.2 percentage-point increase in our industry-leading margin of 42.3%. This reduction in operating costs reflected ongoing disciplined cost management, fibre-related savings and further service improvement efficiencies.

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  Bell TV added 22,402 net new Fibe TV subscribers in Q1, a decrease from 47,740 gained last year due to a higher number of Bell retail customers with expired pricing promotions, reduced new footprint expansion and maturing penetration in current Fibe TV markets, fewer satellite TV migrations, and growing over-the-top substitution. Together with 104,661 IPTV subscribers gained from the MTS acquisition, these new Fibe TV net additions increased BCE’s total IPTV customer base to 1,465,007 at the end of Q1, up 19.1% over last year.
  Satellite TV net customer losses were relatively stable at 38,065 compared to 37,741 in Q1 last year. At the end of Q1, BCE had a total of 2,837,353 TV subscribers (including a total of 108,107 from the MTS acquisition), compared to 2,748,495 at Q1 2016.
  High-speed Internet net additions totalled 14,989 compared to 19,783 in Q1 2016. Despite higher year-over-year growth in residential customer activations driven by an expanding fibre footprint, total Internet net additions decreased due to higher customer churn from exceptionally aggressive bundle promotions by cable competitors.
  BCE’s high-speed Internet customer base totalled 3,717,270 at the end of Q1, up 9.0% year over year, which also included 229,470 customers gained from the MTS acquisition.
  Wireline data service revenue increased 3.0% to $1,707 million, reflecting Internet and TV subscriber, usage and ARPU growth and higher business service solutions revenue reflecting the incremental financial contribution of Q9.
  Wireline product revenue decreased 8.8% to $237 million, due to lower year-over-year equipment sales to large enterprise business and wholesale customers.
  Residential NAS net losses increased 8.9% to 73,421 from 67,428 in Q1 2016, the result of aggressive bundle promotions by cable competitors and ongoing wireless and Internet technology substitution.
  Business NAS net losses improved 25.7%, to 29,853 from 40,204 in Q1 last year, due to fewer large business customer deactivations and improved small business performance.
  Total NAS access lines at the end of Q1 2017 totalled 6,574,274, up 0.1% over Q1 last year, including 419,816 subscribers gained from the MTS acquisition. Local and access revenue decreased 1.8% to $775 million due mainly to ongoing NAS erosion and CRTC-mandated customer refunds for cancelled services. Long distance revenue was down 12.0% to $168 million due to NAS losses, technology substitution by wireless and Internet technology, and lower sales of international long distance to wholesale customers.

Bell Media

Media operating revenue increased 1.3% to $751 million, up from $741 million in Q1 last year. Strong subscriber revenue growth in the quarter reflected the national expansion of The Movie Network (TMN) beginning in March 2016, contract renewals with several TV distributors, and higher revenues from CraveTV and TV Everywhere GO products.

Advertising revenue was impacted by the CRTC’s decision to ban simultaneous substitution for Super Bowl LI as well as continued soft TV and radio advertising markets. This was partly offset by modestly higher year-over-year revenues from Bell Media’s specialty sports and news channels and growth in outdoor advertising at Astral Out of Home (OOH).

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Media adjusted EBITDA decreased 7.6% to $134 million, from $145 million in Q1 2016, the result of a 3.5% increase in operating costs from higher costs for sports broadcast rights and CraveTV programming expansion, TMN’s national expansion, and increased costs at Astral OOH from acquisitions and the execution of new contracts. Excluding the Super Bowl financial impact, Bell Media adjusted EBITDA in Q1 was stable compared to last year.

  CTV was the top ranked Canadian network for the 13th consecutive winter season among total viewers and in all key adult demographics in primetime, with 9 of the top 20 programs among total viewers and 10 of the top 20 in all key adult demographics.
  Bell Media English specialty and pay TV properties reached 81% of Canadian English-language specialty and pay TV viewers in the average week. Bell Media had 9 of the top 20 Entertainment programs among overall viewers in Q1, and 4 of the top 10 specialty and pay channels among viewers aged 25 to 54: TSN, Discovery, Space and TMN.
  Bell Media maintained its leadership position in the Québec market with audiences for specialty and pay TV reaching 77% of all French-language TV viewers in the average week in Q1. Three of the top 5 specialty and pay channels among key viewers aged 25 to 54 are Bell Media properties: RDS, Super Écran and Canal D.
  Core primetime viewership for TSN was up 13% over Q1 last year, supported by higher average audiences for the Toronto Raptors, NCAA Football, Australian Open Tennis and NASCAR. In February, TSN and RDS reached a multi-year contract extension with NASCAR, retaining exclusive Canadian media rights to all Monster Energy NASCAR Cup Series and NASCAR Xfinity Series races across all platforms, including exclusive Canadian coverage of the Daytona 500.
  Bell Media continued to lead in digital media among Canadian broadcast and video network competitors, reaching a record 62% of the digital audience and 19 million unique monthly visitors in Q1, with average monthly time spent of 851 million minutes and 48 million videos viewed.
  Bell Media remained Canada’s top radio broadcaster in Q1, reaching 16.7 million listeners who spent more than 75 million hours tuned in each week.
  Bell Media and its production partners were honoured with 53 awards by the Academy of Canadian Cinema and Television at the recent annual Canadian Screen Awards. Showcasing its growing commitment to creating and developing exceptional original Canadian content, Bell Media and its partners took home 35 TV awards, with wins in major categories including Best News, Best Dramatic Series, Best Comedy Series and Best Reality/Competition, Best Music and Best Talk Program or Series. TSN won 4 awards, more than all other sports broadcasters, including Best Direction in a Live Sporting Event for the 2016 Grey Cup. Bell Media-supported film projects won 18 awards, including Best Motion Picture, Best Direction, Best Performance by an Actress in a Leading Role, and Best Original Screenplay.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7175 per common share, payable on July 15, 2017 to shareholders of record at the close of business on June 15, 2017.

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OUTLOOK FOR 2017

As a result of the closing of the acquisition of MTS on March 17, 2017, BCE has updated its financial guidance targets for 2017 as follows:

	February 2 Guidance	April 26 Guidance
Revenue growth	1% – 2%	4% – 6%
Adjusted EBITDA growth	1.5% – 2.5%	4% – 6%
Capital intensity	approx. 17%	approx. 17%
Adjusted EPS	$3.42 – $3.52	$3.30 – $3.40
Free cash flow growth	approx. 3% – 7%	approx. 5% – 10%
Annualized common dividend per share	$2.87	$2.87
Dividend payout policy(3)	65% – 75% of free cash flow	65% – 75% of free cash flow

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q1 2017 results and updated 2017 financial guidance on Wednesday, April 26 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-866-223-7781 or 416-340-2216. A replay will be available for one week by dialing 1-800-408-3053 or 905-694-9451 and entering pass code 5361883#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q1-2017 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

In Q1 2017, we updated our definition of adjusted net earnings and adjusted EPS to also exclude impairment charges as they may affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. There was no impact on our Q1 2017 results, or for any previously reported results in 2016, as a result of this change.

(1)	The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs. We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net losses (gains) on investments, impairment charges, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

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($ millions except per share amounts)
	Q1 2017		Q1 2016
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	679	0.78	707	0.82
Severance, acquisition and other costs	65	0.07	31	0.03
Net losses (gains) on investments	14	0.02	(12)	(0.01)
Early debt redemption costs	-	-	8	0.01
Adjusted net earnings	758	0.87	734	0.85

(2)	The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented Information, in BCE’s Q1 2017 Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees.

Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EDITDA.

($ millions)
	Q1 2017	Q1 2016
Net earnings	725	758
Severance, acquisition and other costs	84	42
Depreciation	722	739
Amortization	185	149
Finance costs
Interest expense	234	219
Interest on post-employment benefit obligations	18	20
Other income	(17)	(23)
Income taxes	263	259
Adjusted EBITDA	2,214	2,163
BCE operating revenues	5,384	5,270
Adjusted EBITDA margin	41.1%	41.0%

(3)	The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding

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acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions)
	Q1 2017	Q1 2016
Cash flows from operating activities	1,313	1,290
Capital expenditures	(852)	(852)
Cash dividends paid on preferred shares	(43)	(36)
Cash dividends paid by subsidiaries to non-controlling interest	(12)	(12)
Acquisition and costs paid	83	28
Free cash flow	489	418

(4)	We use ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2017 financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2017 annualized common share dividend and common share dividend payout policy, our network deployment plans and related capital investments, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our

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expectations as of April 26, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after April 26, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2017 financial results, as well as our objectives, strategic priorities and business outlook for 2017, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  Gradual improvement in economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 2.6% in 2017, representing a 50 basis-point increase from an earlier estimate of 2.1%
  Modest employment growth, as the overall level of business investment is expected to remain soft
  Canadian dollar expected to remain at or around near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices.
  A higher level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  Wireless industry pricing discipline maintained
  Soft media advertising market expected, due to variable demand, and escalating costs to secure TV programming

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid subscriber activations
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades, reflecting a higher number of off-contract subscribers due to earlier expiries under two-year contracts
  Higher blended ARPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates from price increases
  Completion of the LTE network buildout to 99% of the Canadian population and expansion of the LTE-A network coverage to approximately 87% of the Canadian population, including Manitoba
  Ability to monetize increasing data usage and customer subscriptions to new data services

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  Ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to IP-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecom competitors continue to intensify their focus on business customers
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment
  TV unbundling will not materially accelerate the downsizing of TV packages by customers
  Realization of cost savings related to management workforce attrition and retirements, lower contracted rates from our suppliers, reduction of traffic that is not on our network and operating synergies from the integration of MTS
  Softer wholesale financial performance due to a CRTC decision in October 2016 that significantly lowered capacity-based billing rates for aggregated wholesale high-speed Internet access services
  No other changes in regulations affecting our wireline business having material financial, operational or competitive consequences

Assumptions Concerning our Bell Media Segment

  Higher year-over-year revenue, reflecting further CraveTV subscriber growth, The Movie Network’s national expansion that began in March 2016, and growth in outdoor advertising supported by acquisitions and new contract wins
  Operating cost growth driven by higher TV programming and sports broadcast rights costs, as well as continued investment in CraveTV content
  Continued scaling of CraveTV
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Increased revenue generation from monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

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Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2017:

  total post-employment benefit plans cost to be approximately $320 million to $340 million, based on an estimated accounting discount rate of 4.0%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $70 million to $80 million depreciation and amortization expense of approximately $3,850 million to $3,900 million net interest expense of approximately $950 million to $975 million tax adjustments (per share) of approximately $0.01
  an effective tax rate of approximately 27%
  non-controlling interest (NCI) of approximately $50 million total pension plan cash funding of approximately $400 million to $450 million cash taxes of approximately $650 million to $700 million
  net interest payments of approximately $950 million to $975 million other free cash flow items, which include working capital changes, severance and other costs paid, preferred share dividends and NCI paid, of approximately ($25) million to ($150) million average BCE common shares outstanding of approximately 895 million an annual common share dividend of $2.87 per share

The foregoing assumptions, although considered reasonable by BCE on April 26, 2017, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2017 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2017 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, net neutrality, spectrum auctions, approval of acquisitions, broadcast licensing and foreign ownership requirements the intensity of competitive activity, including from new and emerging competitors, and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content

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  adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts the inability to protect our assets, including networks, IT systems, offices and sensitive information, from events and attacks such as cyber threats, and damage from fire and natural disasters the failure to optimize network and IT deployment and upgrading timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in a disciplined and strategic manner in next-generation capabilities, including real-time information-based customer service strategies the inability to drive a positive customer experience resulting, in particular, from the failure to embrace new approaches and challenge operational limitations the complexity in our operations resulting from multiple technology platforms, billing systems, marketing databases and a myriad of rate plans, promotions and product offerings the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe and secure environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities, including unauthorized use of our content and the theft of our TV services events affecting the continuity of supply of products and services that we need to operate our business from our third-party suppliers and outsourcers the failure of our procurement and vendor management practices to address risk exposures associated with existing and new supplier models the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards security and data leakage exposure if security control protocols applicable to our cloud-based solutions are bypassed unfavourable resolution of legal proceedings and, in particular, class actions

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  unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2016 Annual MD&A dated March 2, 2017 (included in the BCE 2016 Annual Report) and BCE’s 2017 First Quarter MD&A dated April 25, 2017 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada’s largest communications company, BCE provides the broadest range of broadband wireless, TV, Internet and business communication services to consumer and business customers throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
514-870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

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